SUMMARIZED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION SUMMARIZED CONSOLIDATED STATEMENTS OF INCOME FOR THE PERIOD Principal assets MCh$ Operational results MCh$ Cash and deposits in banks 2.629.959 Net interest income 362.438 Loans and accounts receivables from customers and banks, net 40.064.200 Net fee and commission income 126.914 Loans and accounts receivables from customers at fair value, net 107.811 Result from financial operations 50.867 Financial instruments 12.795.627 Total operating income 540.219 Financial derivative contracts 14.283.509 Provision for loan losses (129.253) Other asset ítems 4.899.146 Support expenses (219.557) Total assets 74.780.252 Other results (32.861) Income before tax 158.548 Principal liabilities MCh$ Income tax expense (35.505) Deposits and other demand liabilities 13.508.867 Net income for the period 123.043 Time deposits and other time liabilities 16.908.024 Issued debt and regulatory capital instruments 10.814.279 Attributable to: Financial derivative contracts 15.160.986 Equity holders of the Bank 120.251 Other liabilities ítems 14.097.528 Non-controlling interest 2.792 Total equity 4.290.568 Total liabilities and Equity 74.780.252 Equity attributable to: Equity holders of the Bank 4.163.040 Non-controlling interest 127.528 BANCO SANTANDER-CHILE AND SUBSIDIARIES CONSOLIDATED FINANCIAL INFORMATION As of March 31, 2024 The principal balances and results accumulated for the period ending March 2024 (amounts in millions of Chilean pesos). JONATHAN COVARRUBIAS H. ROMAN BLANCO R. Chief Accounting Officer Chief Executive Officer

Santander

BANCO SANTANDER-CHILE Y AFILIADAS

INFORMACIÓN FINANCIERA CONSOLIDADA

Al 31 de Marzo de 2024

A continuación, se presentan los principales saldos de balance y resultados acumulados por el periodo de cierre de mes de Marzo de 2024 (cifras en millones de pesos).

ESTADO DE SITUACIÓN FINANCIERA CONSOLIDADO RESUMIDO

Principales rubros del activo	MM$
Efectivo y depósitos en bancos	2.629.959
Créditos y cuentas por cobrar a clientes y bancos	40.064.200
Créditos y cuentas por cobrar a clientes a valor razonable	107.811
Instrumentos financieros	12.795.627
Contratos de derivados financieros	14.283.509
Otros rubros del activo	4.899.146
Total Activos	74.780.252

Principales rubros del pasivo	MM$
Depósitos y otras obligaciones a la vista	13.508.867
Depósitos y otras captaciones a plazo	16.908.024
Instrumentos de deuda y capital regulatorio emitidos	10.814.279
Contratos de derivados financieros	15.160.986
Otros rubros del pasivo	14.097.528
Total patrimonio	4.290.568
Total Pasivos y Patrimonio	**74.780.252**

Patrimonio atribuible a:	
Tenedores patrimoniales del Banco	4.163.040
Interés no controlador	127.528

ESTADO DE RESULTADOS CONSOLIDADO DEL PERIODO RESUMIDO

Resultados operacionales	MM$
Ingresos netos por intereses y reajustes	362.438
Ingresos netos de comisiones	126.914
Resultado de operaciones financieras	50.867
Total ingresos operacionales	**540.219**
Gasto de pérdidas crediticias	(129.253)
Gastos de apoyo	(219.557)
Otros resultados	(32.861)
Resultado antes de impuesto	**158.548**
Impuesto a la renta	(35.505)
Utilidad consolidada del periodo	**123.043**

Resultado atribuible a:	
Tenedores patrimoniales del Banco	120.251
Interés no controlador	2.792

JONATHAN COVARRUBIAS H.
Gerente de Contabilidad

ROMAN BLANCO R.
Gerente General

IMPORTANT NOTICE The unaudited financial information has been prepared in accordance with the Compendium of Accounting Standards for Banks effective from January 1, 2022 issued by the Financial Market Commission (FMC). The accounting principles issued by the FMC are substantially similar to IFRS but there are some exceptions. The FMC is the banking industry regulator according to article 2 of the General Banking Law. which by General Regulation establishes the accounting principles to be used by the banking industry. For those principles not covered by the Compendium of Accounting Standards for Banks, banks can use generally accepted accounting principles issued by the Chilean Accountant’s Association AG which coincide with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). If discrepancies exist between the accounting principles issued by the FMC (Compendium of Accounting Standards for Banks) and IFRS the Compendium of Accounting Standards for Banks will take precedence. ¿Qué podemos hacer por ti hoy?